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Exhibit 99.2

AETERNA ZENTARIS INC.	9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

  Form of Proxy — Annual and Special Meeting of Shareholders to be held on May 13, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or at any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation, partnership, trust or another individual, you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.
This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it is mailed by the Corporation to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted for or withheld from voting or voted against each of the matters described herein, if permitted, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.
This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 p.m., Eastern Time, on May 12, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation, partnership or trust or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 00QC0A

Appointment of Proxyholder

I/We, being holder(s) of Aeterna Zentaris Inc., hereby appoint: Mr. Juergen Ernst, Executive Chairman of the Board or failing him, Prof. Juergen Engel Ph.D., President and Chief Executive Officer	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders of Aeterna Zentaris Inc. to be held at Le Centre Sheraton Montreal Hotel, 1201 René-Lévesque Blvd., Montreal, Quebec, Salon Jarry & Joyce on Thursday, May 13, 2010 at 10:30 a.m. (Eastern Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors	For	Withhold
To elect Marcel Aubut, José P. Dorais, Juergen Engel, Juergen Ernst, Pierre Lapalme, Gérard Limoges and Pierre MacDonald.	☐	☐
Vote FOR or WITHHOLD for all nominees proposed by Management
2. Appointment of Auditors	For	Withhold
To appoint PricewaterhouseCoopers LLP as auditors and to authorize the directors to determine their compensation.	☐	☐
3. Adoption of an Ordinary Resolution	For	Against

To consider and, if deemed advisable, adopting with or without variation, an ordinary resolution (the full text of which is set out in the accompanying management information circular) approving, ratifying and confirming the renewal of the Corporation's stock option plan and approving and authorizing, for the period of three years after the date of the meeting, all unallocated options issuable pursuant to the Corporation's stock option plan.	☐	☐
4. Adoption of a Special Resolution	For	Against

To consider, and if deemed advisable, adopting, with or without variation, a special resolution (the full text of which is set out in the accompanying management information circular) authorizing and approving the filing of Articles of Amendment to consolidate the issued and outstanding common shares of the Corporation on the basis set out in the accompanying management information circular.	☐	☐
5. Adoption of an Ordinary Resolution	For	Against

To consider, and if deemed advisable, adopting, with or without variation, an ordinary resolution (the full text of which is set out in the accompanying management information circular) approving, ratifying and confirming the shareholder rights plan adopted by the Corporation's Board of Directors on March 23, 2010.	☐	☐

Authorized Signature(s) — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

/ /

Date

Interim Financial Statements — Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail.	☐	Annual Report — Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

/*/ 00QC1A 0 3 1 5 3 6 A R 2 AEZQ +

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  Exhibit 99.2